September 19, 2013

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

PORTIONS OF THIS DOCUMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST

FOR CONFIDENTIAL TREATMENT AND, WHERE APPLICABLE, HAVE BEEN MARKED

WITH AN ASTERISK TO DENOTE WHERE OMISSIONS HAVE BEEN MADE. THE

CONFIDENTIAL MATERIAL HAS BEEN FILED SEPARATELY WITH THE SECURITIES

AND EXCHANGE COMMISSION.

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention: Ivan Griswold

Re:	Veeva Systems Inc.

Registration Statement on Form S-1

File No. 333-191085

Dear Mr. Griswold:

On behalf of Veeva Systems Inc. (the “Company”), and in connection with the submission of a letter dated August 2, 2013 (the “First Response Letter”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 24, 2013 (the “Comment Letter”), relating to the draft of the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission on June 27, 2013 (the “Registration Statement”), we submit this supplemental letter to further address comment 23 of the Comment Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response. Except as otherwise specifically indicated, page references herein correspond to the page of the Registration Statement, as applicable.

Securities and Exchange Commission

September 19, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 66

23.	When your estimated IPO price is available, please revise to disclose the significant factors contributing to the difference between the IPO price and the fair value determined as of the date of your last option grant. This reconciliation should describe significant intervening events within the company and changes in assumptions (e.g. illiquidity, minority, or lack of marketability discounts), weighting, and selection of valuation methodologies, if any. Tell us when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

The Company advises the Staff that on September 16, 2013, representatives of Morgan Stanley & Co. LLC and Deutsche Bank Securities Inc., the lead book-running managers of the Company’s proposed initial public offering, advised the Company that, based on then-current market conditions, they anticipated that the underwriters would recommend to the Company a preliminary price range of between $[***] and $[***] per share for this offering. The Company notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement prior to the distribution of any preliminary prospectus and commencement of the Company’s road show process, which it anticipates could commence as soon as October 3, 2013. The bona fide offering price range will be narrower than but within the price range stated above, and the parameters of that price range will be subject to then-current market conditions, continuing discussions with the underwriters, as well as further business, market and other developments affecting the Company.

Prior to September 13, 2013, the underwriters had not communicated any recommendations regarding a preliminary price range for the initial public offering. The preliminary price range above does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company.

We supplementally advise the Staff that, as described beginning on page 66 of the Registration Statement, the Company has regularly performed contemporaneous valuations of the Company’s common stock to assist the Compensation Committee of the Company’s Board of Directors (the “Compensation Committee”) in its determination of the common stock’s fair value for purposes of granting stock options. In its determinations, the Compensation Committee has considered numerous objective and subjective factors, including the factors set forth on pages 66 and 67 of the Registration Statement, the status of the Company’s progress towards an initial public offering and the most recent valuation.

On September 10, 2013, the Company granted options to purchase an aggregate of 495,000, shares of common stock. The Company has not granted any other equity awards following September 10, 2013. At the time the grants were approved, the Compensation Committee determined that the fair value of the shares of the Company’s common stock underlying such grants was $9.88 per share. The Compensation Committee based its determination of the fair value of the Company’s common stock on the factors described on page 72 of the Registration Statement, including the valuation report that the Company received as of September 6, 2013 (the “Valuation”), and determined that, as of September 6, 2013, the fair market value of the Company’s common stock was $9.88 per share. As described in the Registration Statement, the Company’s enterprise value reflected a non-marketability discount of 7.5%.

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

Securities and Exchange Commission

September 19, 2013

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between $[***], the midpoint of the estimated initial public offering price range, and the determined fair value of the Company’s common stock. The Company believes the difference between the fair value of its common stock on September 10, 2013, as determined by the Compensation Committee, and the midpoint of the current preliminary price range estimated by the Company is the result of the following factors:

•	The preliminary pricing range necessarily assumes that the initial public offering has occurred and a public market for the Company’s common stock has been created, and therefore excludes any marketability or illiquidity discount for the Company’s common stock, which was appropriately taken into account in the Valuation and in the Compensation Committee determination on September 10, 2013, over a month prior to the date of the Company’s proposed initial public offering. Without a discount for lack of marketability, the fair value of the Company’s common stock would have been $10.68 per share. The Company believes that the difference between $10.68, which does not reflect a discount for lack of marketability, and the midpoint of the proposed initial public offering price range is not substantial, particularly when considering that the stock markets in general have increased significantly since the date of the Valuation. For example, in the week following the date of the Valuation, major stock indices experienced their best week of 2013, with the Dow Jones industrial average closing up three percent for the week.

The Company notes that while it believes the factors noted above were the primary factors, other reasons for the difference between the midpoint of the initial public offering price range and the September 10 valuation include:

•	Differences in the methodologies, assumptions and inputs used for the price range analysis discussed with the Company compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the Compensation Committee. Specifically, the Company advises the Staff that the purpose of its historic valuation analyses was to derive a fair value of its common stock for equity awards and related share-based compensation expense. As a private company, with no trading market for its securities, the Company followed the valuation guidelines outlined in the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. On the other hand, in determining an initial public offering price range, the underwriters were focused on the price at which a share of common stock would sell in an initial public offering if it were to occur today, and where a relatively modest number of shares would be available for sale to investors.

•	The differences in the time periods of the financial forecasts used for the price range analysis discussed with the Company as compared to the time periods of financial forecasts used in the valuations considered by the Compensation Committee. Specifically, the analysis in the previous valuations considered by the Compensation Committee estimated the fair value of the Company’s common stock based on projected financial data for calendar year 2013, while the initial public offering price range was informed by estimates of results for 2014 because the initial public offering is occurring later in the fiscal year.

*** Confidential material redacted

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA SYSTEMS INC.

Securities and Exchange Commission

September 19, 2013

The Company supplementally advises the Staff that in the amendment to the Registration Statement that includes an estimated price range, it will include the following disclosure:

“In late September 2013, in consultation with the underwriters, we determined that our initial public offering price range would be $[            ] to $[            ] per share. We believe the difference between the fair value of our common stock for the September 10, 2013 grants, as determined by our compensation committee, and the initial offering price range is a result of the fact that the price range necessarily assumed that the initial public offering has occurred and a public market for our common stock has been created, and therefore excludes any marketability or illiquidity discount for our common stock, which was appropriately taken into account in our compensation committee’s fair value determinations, as well as the effect of the recent increases in the stock markets generally. In addition, factors that also contributed to the difference, but to a lesser extent, included:

•	differences in the methodologies, assumptions and inputs used in the price range analysis compared to the valuation methodologies, assumptions and inputs used in the valuations considered by the compensation committee; and

•	the consideration of our growth prospects and recent financial, trading and market statistics of a slightly different set of high-growth technology companies.”

We supplementally advise the Staff that the Company anticipates that options to purchase additional shares of the Company’s common stock will be granted by the Compensation Committee shortly before the pre-effective amendment to the Registration Statement that includes an estimated price range is filed, and that the exercise price per share of such options will be equal to the midpoint of the price range set forth in such amendment. Such amendment will also include the aggregate grant date fair value of the awards and therefore the anticipated stock-based compensation expense expected to be recognized by the Company with respect to such option grants. In the event the Company determines to grant additional options between the filing of such amendment and the effectiveness of the Registration Statement, it anticipates that such grants will be made at the time of effectiveness of the Registration Statement and that the exercise price per share of such options will be equal to the price per share to the public set forth in the final prospectus.

* * * *

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA STSTEMS INC.

Securities and Exchange Commission

September 19, 2013

Please contact me or, in my absence, Richard C. Blake, at (650) 321-2400, if you have any questions about this confidential submission.

Sincerely yours,

/s/ Brian C. Patterson

Brian C. Patterson

Gunderson Dettmer Stough Villeneuve Franklin &

Hachigian, LLP

cc:	Timothy S. Cabral

Josh Faddis, Esq.

Veeva Systems Inc.

Robert V. Gunderson, Jr., Esq.

Brian C. Patterson, Esq.

Richard C. Blake, Esq.

Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

Gordon K. Davidson, Esq.

Jeffrey R. Vetter, Esq.

James D. Evans Esq.

Fenwick & West LLP

Lynn DeVaughn

KMPG LLP

CONFIDENTIAL TREATMENT REQUESTED BY VEEVA STSTEMS INC.